
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 1, 2021


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In the Matter of

Prime Time Holdings, Inc. **780 Reservoir Avenue, #123** **Cranston, RI 02910**	**ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED**

File No: 000-56315

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       Prime Time Holdings, Inc. has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its class of common stock.

       Prime Time Holdings, Inc. requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

       The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                                      Mary Beth Breslin
                                      Office Chief